UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

                                (Amendment No. 1)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                                    CKX, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12562m 10 6
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                MICHAEL G. FERREL
                                 C/O CKX, INC.
                               650 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                            TEL. NO.: (212) 838-3100
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   MAY 19, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 12562M 10 6                  13D/A                        Page 2 of 8
--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON:  MICHAEL G. FERREL

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP
                                                 (a)  [ ]
                                                 (b)  [X]
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    AF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    U.S.A.
--------------------------------------------------------------------------------
                               7.  SOLE VOTING POWER
          NUMBER OF                2,086,112(1) (see Item 5)
           SHARES              -------------------------------------------------
        BENEFICIALLY           8.  SHARED VOTING POWER
          OWNED BY                 573,091 (2) (see Item 5)
            EACH               -------------------------------------------------
          REPORTING            9.  SOLE DISPOSITIVE POWER
           PERSON                  2,086,112(1) (see Item 5)
            WITH               -------------------------------------------------
                               10. SHARED DISPOSITIVE POWER
                                   573,091 (2) (see Item 5
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    2,659,203(1)(2)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    3.9% OF COMMON STOCK(3)
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    IN
--------------------------------------------------------------------------------
(1) Includes (i) 1,991,875 shares of Common Stock owned of record by Mr. Ferrel, and (ii) 94,237 shares of Common Stock underlying presently exercisable warrants issued to Mr. Ferrel.
(2) Includes (i) 546,014 shares of Common Stock owned of record by the Ferrel Children's Trust, and (ii) 27,077 shares of Common Stock underlying presently exercisable warrants issued to the Ferrel Children's Trust.
(3) Based on 68,444,195 shares of Common Stock of CKX, Inc. outstanding on May 18, 2005 (plus the 94,237 shares of Common Stock that may be acquired by the Reporting Person and the 27,077 shares of Common Stock that may be acquired by the Ferrel Children's Trust through presently exercisable warrants).

                                 SCHEDULE 13D/A

                                INTRODUCTORY NOTE

This Amendment No. 1 (this "Statement") amends the Schedule 13D originally filed by Michael G. Ferrel with the Securities and Exchange Commission (the "SEC") on February 7, 2005 (the initial Schedule 13D is herein referred to as the "Original 13D") to reflect, among other matters, Mr. Ferrel's appointment on May 19, 2005 as President of CKX, Inc. ("CKX" or the "Issuer") and the exercise by Mr. Ferrel of certain warrants to purchase shares of Common Stock of CKX, Inc.

ITEM 1.  SECURITY AND ISSUER

ITEM 1 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS
FOLLOWS:

     This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of CKX, a Delaware corporation, having its principal executive offices at 650 Madison Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

ITEMS 2(A) THROUGH (F) OF THE ORIGINAL 13D ARE HEREBY AMENDED AND RESTATED IN THEIR ENTIRETY TO READ AS FOLLOWS:

     (a) This Statement is being filed by Michael G. Ferrel (the "Reporting Person").

     (b) The Reporting Person has his principal office at 58 Englewood Road, Longmeadow, MA 01106.

     (c) The principal business of the Reporting Person is his present occupation as the President of the Issuer and also consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) The Reporting Person is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

ITEM 3 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS
FOLLOWS:

     On February 7, 2005, RFX Acquisition LLC ("RFX") consummated transactions pursuant to which RFX, an entity formed and controlled by Robert F.X. Sillerman, acquired a controlling interest in the Issuer (the "RFX Investment") simultaneously with the Issuer's acquisition of a controlling interest in entities which control the commercial utilization of the name, image and likeness of Elvis Presley, the operation of Graceland and related attractions, as well as revenue derived from Elvis' music, films and television specials. The RFX Investment was effected pursuant to a Purchase Agreement, dated as of December 15, 2004 and amended as of February 7, 2005, by and among RFX, the Issuer, Ronald S. Boreta, Vaso Boreta, John Boreta, Boreta Enterprises Ltd. and ASI Group LLC (collectively, the "Principal Stockholders"). In accordance with the terms of the Purchase Agreement, RFX contributed $3,046,407 in cash to the Issuer in exchange for 30,464,072 newly issued shares of Common Stock. In addition to the shares purchased directly from the Issuer, RFX received warrants to purchase (i) 6,828,938 shares of Common Stock at $1.00 per share, (ii) 6,828,938 shares of Common Stock at $1.50 per share, and (iii) 6,828,939 shares of Common Stock at $2.00 per share. The warrants are exercisable for a period of two years following the closing of the RFX Investment. Simultaneously with this exchange, RFX also acquired an aggregate of 2,240,397 shares of Common Stock directly from certain principal stockholders of the Issuer a price of $0.10 per share. RFX financed the RFX Investment with a contribution of equity by the members of RFX, including the Reporting Person. Immediately following the consummation of the RFX Investment, RFX distributed 100% of its shares of Common Stock and its warrants to its members, including the Reporting Person. In order to provide additional capital to the Issuer, certain recipients of the warrants, including the Reporting Person, immediately exercised an aggregate of 5,000,000 of the $1.00 warrants for aggregate consideration to the Issuer of $5,000,000 (of which the Reporting Person exercised 169,700 such warrants for aggregate consideration to the Issuer of $169,700).

     On March 17, 2005, the Issuer acquired 100% of the outstanding capital stock of 19 Entertainment Limited, a United Kingdom-based company that is a creator, producer and promoter of entertainment properties, including the IDOLS television show format (the "19 Entertainment Acquisition"). The Issuer financed the cash consideration for the 19 Entertainment Acquisition with a short-term senior loan from an affiliate of Bear, Stearns & Co. Inc., and proceeds from the exercise of outstanding warrants by senior management and other warrant holders. In connection with the 19 Entertainment Acquisition, on March 15, 2005, the Reporting Person exercised all 48,133 of his remaining $1.00 warrants, all 179,933 of his remaining $1.50 warrants and 84,696 of his remaining $2.00 warrants, and received 312,762 shares of Common Stock in exchange for such warrants for a total consideration of $489,424.50, and the Ferrel Children's Trust exercised all 13,801 of its remaining $1.00 warrants, all 51,701 of its remaining $1.50 warrants and 24,264 of its remaining $2.00 warrants, and received 312,762 shares of Common Stock in exchange for such warrants for a total consideration of $140,600.50.

ITEM 4. PURPOSE OF TRANSACTION

ITEM 4 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS
FOLLOWS:

     The Reporting Person acquired his shares of Common Stock for investment purposes and, through the RFX Investment, to acquire control of the Issuer.

     Although the Reporting Person believes that the shares which he may be deemed to beneficially own are an attractive investment, he will monitor and evaluate his investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condition and prospects; (ii) market, general economic and other conditions; and
(iii) other investment opportunities available to the Reporting Person. In light of the foregoing factors, and the plans and requirements of the Reporting Person from time to time, the Reporting Person may determine to (i) acquire additional securities of the Issuer, (ii) dispose of some or all of the securities of the Issuer which they beneficially own, (iii) increase or decrease their participation in the determination of the Issuer's management and policies or
(iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions, a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Issuer or its subsidiaries or divisions or other similar actions. The Reporting Person reserves the right, either individually or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of shares by the Reporting Person may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Issuer to effect one or more of the transactions set forth above. In addition, the Reporting Person may determine to increase his interest in the Issuer through one or more transactions in the open market.

     Except as described in this Item 4 and in Item 3 and Item 6 which are incorporated herein by reference, the Reporting Person does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or any of its subsidiaries or the disposition of securities of the Issuer or any of its subsidiaries; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer or any of its subsidiaries, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure (vii) any changes in the Issuers charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) any class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g) (4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Person reserves the right, either individually or together with one or more of the other stockholders of the Issuer, to determine in the future to take or cause to be taken one or more of the foregoing actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

ITEM 5(A) THROUGH (E) OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS FOLLOWS:

     (a) The Reporting Person beneficially owns (i) directly 2,086,112 shares of Common Stock (including 94,237 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Reporting Person) and (ii) indirectly 573,091 shares of Common Stock held of record by the Ferrel Children's Trust (including 27,077 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Ferrel Children's Trust), which in the aggregate represents approximately 3.9% of the Common Stock of the Issuer based on 68,444,195 outstanding on May 18, 2005 (plus the 94,237 shares of Common Stock that may be acquired by the Reporting Person and the 27,077 shares of Common Stock that may be acquired by the Ferrel Children's Trust through presently exercisable warrants). The Reporting Person disclaims beneficial ownership of the shares of Common Stock held of record by the Ferrel Children's Trust, to the extent he may be deemed to have an interest in such shares through such entity.

     Except as disclosed in this Item 5(a), as of the date hereof, the Reporting Person does not beneficially own or have the right to acquire any Common Stock.

     The filing of this Statement shall not be construed as an admission by the Reporting Person that he is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Common Stock owned by any other parties. The Reporting Person disclaims membership in a group with regard to the Common Stock for purposes of Section 13(d) of the Exchange Act.

     (b) The Reporting Person has sole voting power and sole dispositive power with respect to 2,086,112 shares of Common Stock (including 94,237 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Reporting Person) and has shared voting power and shared dispositive power with respect to 573,091 shares of Common Stock held of record by the Ferrel Children's Trust (including 27,077 shares of Common Stock that may be acquired through presently exercisable warrants issued to the Ferrel Children's Trust). Jeffrey Roberts is the trustee of the Ferrel Children's Trust. Mr. Roberts' address is c/o Robinson Donovan Madden & Berry, 1500 Main Street, Suite 1600, Springfield, MA 01115-5609, his present principal occupation is attorney, and he is a United States citizen.

     To the knowledge of the Reporting Person, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

     To the knowledge of the Reporting Person, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (c) No transactions in the Common Stock have been effected by the Reporting Person during the last 60 days.

     (d) To the knowledge of the Reporting Person, only the Reporting Person and the other persons or entities listed in response to this Item 5 will have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by the Reporting Person.

     (e) The issuance of Common Stock by the Issuer in connection with the 19 Entertainment Acquisition on March 17, 2005 resulted in the Reporting Person owning less than 5% of the total outstanding Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

ITEM 6 OF THE ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS
FOLLOWS:

     Reference is made to Item 3 and Item 4 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The Reporting Person and the Issuer entered into a lock-up agreement, dated as of February 7, 2005, in which the Reporting Person agreed not to dispose of or otherwise transfer any securities of the Issuer, or any securities into which such securities are converted or exchanged for upon any merger or other combination, until one year from the date of issuance, without the prior written consent of the Issuer. In such agreement, the Reporting Person also agreed to the imposition by the Issuer of stop-transfer instructions on the securities to enforce the lock-up. In addition, in connection with the Issuer's offering of Common Stock described in its Registration Statement on Form S-1 filed with the SEC on April 11, 2005 and Amendment No. 1 thereto filed with the SEC on May 19, 2005, the Reporting Person has agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of the completion of such offering without the prior written consent of Bear Stearns & Co. Inc., on behalf of the underwriters of the offering.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

ITEM 7 OF ORIGINAL 13D IS AMENDED AND RESTATED IN ITS ENTIRETY TO READ AS
FOLLOWS:

Exhibit 1* Purchase Agreement, dated as of December 15, 2004, by and among the Issuer, RFX and the Principal Stockholders.

Exhibit 2* Amendment to Purchase Agreement, dated as of February 7, 2005, by and among the Issuer, RFX and the Principal Stockholders.

Exhibit 3* Stock Purchase Agreement, dated as of December 15, 2004, by and among RFX and the Principal Stockholders.

Exhibit 4* Amendment to Stock Purchase Agreement, dated as of February 7, 2005, by and among RFX and the Principal Stockholders.

Exhibit 5* Form of Common Stock Purchase Warrant, dated as of February 7, 2005, issued to the Reporting Persons.

__________________________

* Previously filed and incorporated herein by reference to Amendment No. 1 on Form 8-K/A dated February 11, 2005 to the Issuer's Current Report on Form 8-K dated February 7, 2005 (File No. 0-17436).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 31, 2005

                                                /s/ MICHAEL G. FERREL
                                                --------------------------------
                                                    MICHAEL G. FERREL